FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934**

For the month of August 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to the registrant in
connection with Rule 12g-3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
             Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES To Be Held on September 23, 2002 and PROXY STATEMENT Mailed August 19, 2002

Exhibit 99.1



KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held on September 23, 2002

To the Holders of Ordinary Shares of
KERZNER INTERNATIONAL LIMITED:

Notice is hereby given that the Annual General Meeting of holders of Ordinary Shares of Kerzner International Limited (the "Company") will be held at 10:00 am, local time, on Monday, September 23, 2002, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas for the purpose of ratifying the appointment of Deloitte & Touche LLP as the Company's new independent certified public accountants.

Under Bahamian Law and the Company's Article of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares in person or by proxy will be required in order to approve any proposal properly before the Annual General Meeting.

Only holders of record of Ordinary Shares at the close of business on August 12, 2002, are entitled to notice of, and vote at, the Annual General Meeting or any adjournment thereof.

In order to assure your interests will be represented, whether or not you plan to attend the Annual General Meeting in person, please complete, date and sign the enclosed form of proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors,

Charles D. Adamo
Executive Vice President – Corporate
Development & General Counsel

Paradise Island, The Bahamas
August 19, 2002



KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

PROXY STATEMENT

ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

September 23, 2002

This Proxy Statement and accompanying form of proxy are being mailed to holders of Ordinary Shares on or about August 19, 2002. They are furnished in connection with the solicitation by the Board of Directors of Kerzner International Limited (the "Company") of proxies for use at the Annual General Meeting of holders of Ordinary Shares to be held on September 23, 2002 at 10:00 am local time, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas, and any adjournment thereof.

At the Annual General Meeting, the holders of Ordinary Shares of the Company will be asked to consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent certified public accountants. A representative of Deloitte & Touche LLP will be present at the Annual General Meeting.

VOTING INFORMATION

The Board of Directors has fixed the close of business on August 12, 2002 (the "Record Date") as the Record Date for the determination of holders of Ordinary Shares entitled to notice of, and vote at, the Annual General Meeting and at any adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on the Record Date will be entitled to receive notice of, and vote at, the meeting. On any matter that may properly come before the meeting, holders of Ordinary Shares of record on the record date are entitled to one vote per share. On the Record Date, approximately 28,128,241 shares were issued and outstanding.

Shareholders who do not plan to be present at the Annual General Meeting are requested to date and sign the enclosed form of proxy and return in the return envelope provided. All Ordinary Shares, which are presented at the meeting by properly executed proxies received prior to or at the meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the proposals listed above.

Under applicable Bahamian law and the Company's Articles of Association, business to be considered at the Annual General Meeting is confined to that business described in the notice of meeting to which this Proxy Statement is attached. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. Holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting by proxy. All proxies presented at the Annual General Meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.

Holders of Ordinary Shares have the right to revoke their proxies by notification to the Company in writing at any time prior to the time the Ordinary Shares represented thereby are actually voted. Proxies may be revoked by written notice of revocation filed at the registered office of the Company before the meeting. Any written notice revoking a proxy should be sent to Kerzner International Limited, c/o Harry B. Sands, Lobosky & Company Limited, P.O. Box N–624, Fifty Shirley Street, Nassau, The Bahamas.

Under applicable Bahamian law and the Company's Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares, voting in person or by proxy, at the Annual General Meeting will be required in order to approve the proposals set forth in this Proxy Statement. A quorum is constituted when a majority of outstanding Ordinary Shares is present, in person or by proxy. Holders of Ordinary Shares constituting over 50% of the outstanding Ordinary Shares have agreed to vote in favour of the proposals set forth in this Proxy Statement. Accordingly, these proposals will be adopted without the action of any other holder of Ordinary Shares.

PROPOSAL 1 – APPROVAL OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Arthur Andersen LLP acted as the Company's independent certified public accountants through June 24, 2002. The Board of Directors has approved the appointment of Deloitte & Touche LLP to replace Arthur Andersen LLP as the Company's independent certified public accountants commencing on June 25, 2002. A representative of Deloitte & Touche will be present at the Annual General Meeting, and will have the opportunity to make a statement and respond to appropriate questions raised at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.

SHAREHOLDING INFORMATION

The following table contains information concerning those persons known to the Company, based upon public filings, to control more than five percent of the outstanding Ordinary Shares of the Company.

	Number of Shares		Percent of Shares
Caledonia Investments PLC………………………….	8,423,948	(1)	29.9%
Baron Capital Group, Inc………………………….	5,561,199		19.8%
World Leisure Group Limited……………………….	7,111,448	(2)	25.3%
Cement Merchants SA…………………………….	1,686,984		6.0%
Kersaf Investments Limited………………………….	5,231,307	(3)	18.6%
Directors and officers as a group excluding shares deemed owned by WLG and Kerzner……………..…			less than 1%

_____

(1)   Includes 2,615,653 shares owned by Kersaf Investments Limited with respect to which it has granted Caledonia Investments PLC the right to vote by proxy.

(2)   Includes 2,615,654 shares owned by Kersaf Investments Limited with respect to which it has granted World Leisure Group Limited the right to vote by proxy.

(3)   Kersaf Investments Limited has no right to vote these shares.

World Leisure Group Limited is owned by a trust for the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company. Peter N. Buckley, a director of the Company, is Chairman and Chief Executive officer of Caledonia Investments PLC. Heinrich von Rantzau, a director of the Company, is a principal of Cement Merchants SA.

STOCK OPTION REPRICING

On May 7, 2002, the Company's Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the stock option plans for our employees, officers and directors adopted in 1995, in 1997, and in 2000 (collectively, the "Plans"). In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The grant date for the new options would be no sooner than six months and one day after the date of cancellation of the options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date subject to the conditions set forth in the Schedule TO documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The exchange program is voluntary on the part of the option holders and is subject to a number of conditions set forth in the Schedule TO documents. Accordingly, there can be no assurance that the exchange program will be completed or that holders will elect to exchange their options under the program. There are a total of approximately 1.2 million options that are eligible for cancellation under the exchange program. The offer to option holders under the exchange program expired at 12:00 midnight Eastern Standard Time on June 25, 2002. The

1,227,600 eligible options that were properly submitted for exchange were accepted and canceled effective June 26, 2002. 920,700 new options will be granted no earlier than December 26, 2002 and no later than January 16, 2003 pursuant to the terms of the offer.

DIRECTORS AND OFFICERS

The current directors of the Company are:

Name	Country	Director Since
Solomon Kerzner	Republic of South Africa	1993
Peter N. Buckley	United Kingdom	1994
Howard S. Marks	United States of America	1994
Eric B. Siegel	United States of America	1994
Heinrich von Rantzau	Germany	2001

Pursuant to the Company's Articles of Association, the maximum number of directors of the Company is fixed at five, and the current Directors were elected at the Company's September 24, 2001 Annual General Meeting to hold office until the date of the Annual General Meeting to be held in 2004. Pursuant to the Company's Articles of Association, the Board of Directors determine the slate of nominees to be presented to the holders of Ordinary Shares for election at the Company's Annual General Meeting to be held in 2004. The Board of Directors may, at its discretion, provide for holders of Ordinary Shares to propose candidates for nomination to the Board of directors in accordance with such procedures and terms as the Board of Directors shall in its discretion determine, subject to such procedures being in accordance with applicable laws, rules and regulations, including those of any stock exchange or quotation system on which the Company's shares are listed. The Company has agreed that, as long as certain ownership thresholds are maintained, each of World Leisure Group Limited, Caledonia Investments PLC and Cement Merchants SA shall have the right to include a designee on the slate of nominees presented to the holders of Ordinary Shares for election as directors at the Company's Annual General Meeting.

The current executive officers of the Company are:

Name	Age	Executive Officer Since
Solomon Kerzner Chairman and Chief Executive Officer	66	1993
Howard B. Kerzner President	37	1995
Charles D. Adamo Executive Vice President – Corporate Development & General Counsel	40	1995
John R. Allison Executive Vice President – Chief Financial Officer	55	1994

The backgrounds of each of the directors and the executive officers of the Company are described below:

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as President. Mr. Kerzner is the Chairman of World Leisure Group Limited, a British Virgin Islands corporation, which owns approximately 16% of the Company's Ordinary Shares and has the right to vote an additional 9% of the Company's Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding the Company, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. The Company does not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined the Company in May 1995 as Executive Vice President – Corporate Development and has been President since June 1996. Prior to that time, he was Director – Corporate Development of Sun International Investments Limited ("SIIL") from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that, Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President – Corporate Development & General Counsel: Mr. Adamo joined the Company in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President – Chief Financial Officer: Mr. Allison joined the Company in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia, which owns approximately 21% of the Company's Ordinary Shares and has the right to vote an additional 9% of the Company's Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors

PLC and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC, Offshore Logistics, Inc. (a NASDAQ listed company) and The Telegraph PLC.

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20 billion for institutional investors. Mr. Marks was previously employed by The TCW Group, Inc., where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA and an executive of Deutsche Afrika – Linien GmbH and John T. Euberger GmbH. Mr. von Rantzau is also a member of the Economic Advisory Board of Germanischer Lloyd and a Director of UK P&I Club.

OTHER MATTERS

Proxies are being solicited by and on behalf of the Board of Directors. The cost of soliciting proxies will be borne by the Company.

The Company is incorporated in the Commonwealth of The Bahamas and is a "foreign private issuer" within the meaning of the rules of the US Securities and Exchange Commission and is exempt from the Commission's rules relating to proxy solicitation. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934. The Company files annual and periodic reports with the Commission on forms applicable to foreign private issuers.

By Order of the Board of Directors,

Charles D. Adamo
Executive Vice President—Corporate
Development & General Counsel